Sol Strategies Boosts SOL Holdings

Toronto, Ontario-October 10, 2024-Sol Strategies Inc., (formerly, Cypherpunk Holdings Inc., "Sol Strategies" or the "Company") (CSE: HODL) (OTC Pink: CYFRF), a publicly traded, Canadian holding company committed to the continued development of the Solana blockchain and ecosystem through its investments, today announced that it has acquired 4,341.80 SOL at an average price of CAD $191.77 per SOL. As a result of the acquisition, the Company now holds a total of 105,249.82 SOL. SOL is the native cryptocurrency of the Solana blockchain. The Company intends to utilize the newly acquired SOL for staking within the Solana blockchain.

Leah Wald, CEO of Sol Strategies, commented: "With the successful recovery from FTX's bankruptcy proceedings, we've strategically increased our SOL holdings and enhanced our staking operations. This allocation strengthens our position in the Solana ecosystem and allows us to continue delivering value to our shareholders through efficient management of our digital asset portfolio."

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to take advantage of a range of investment opportunities through staking rewards and investments in Solana- based projects and infrastructure, allowing shareholders to indirectly participate in decentralized finance without the complexities of managing cryptocurrencies. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com